JONATHAN R. ZIMMERMAN
jzimmerman@faegre.com
612.766.8419

FAEGRE & BENSON LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-3901

September 13, 2006

United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	BY EDGAR AND OVERNIGHT MAIL

Re:	Advanced BioEnergy, LLC Registration Statement on Form SB-2 Filed September 13, 2006

Ladies and Gentlemen:

On behalf of Advanced BioEnergy, LLC, a Delaware limited liability company (the “Company”), for which we are serving as counsel, we are pleased to submit the registration statement referenced above (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). This letter also serves to file via electronic transmission a copy of the Registration Statement pursuant to Rule 101(a)(2)(i) of Regulation S-T.

If the Staff has any questions on any of the information set forth herein, please telephone Peter Ekberg at (612) 766-8505 or Jonathan Zimmerman at (612) 766-8419. Either of us may also be reached toll-free at (800) 328-4393. Our fax number is (612) 766-1600. Thank you for your time and consideration.

Very truly yours,

Jonathan R. Zimmerman
cc:	Revis L. Stephenson III
Peter J. Ekberg